Exhibit 99.1 Press release

Quarterhill Announces Financial Results for 2018

•	Year ends on a strong note with solid revenue, Adjusted EBITDA and cash from operations
•	Momentum continues into Q1 2019 with revenue for the quarter expected to be in a range of $33-36 million
•	Restructurings initiated in second half of 2018 at IRD and WiLAN, expected to save $6.0 million per year in expenses
•	As part of its restructuring, Michael Vladescu named President & CEO at WiLAN

OTTAWA, Canada – February 28, 2019 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), announces its financial results for the three- and twelve-month periods ended December 31, 2018. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Q4 and Fiscal 2018 Highlights:

•	Q4 revenue was $25.4 million; Fiscal 2018 revenue was $77.4 million
•	Q4 recurring revenue was $4.7 million (18% of total revenue); Fiscal 2018 recurring revenue was $22.0 million (28% of total revenue)
•	Q4 Adjusted EBITDA* was $3.2 million; Fiscal 2018 Adjusted EBITDA was ($10.6) million
•	Q4 cash generated by operations was $9.6 million; Fiscal 2018 cash used in operations was ($8.4) million
•	Cash balance at year-end was $67.3 million, compared to $62.4 million at the end of Q3 2018 and $86.6 million at the end of 2017
•	IRD and VIZIYA’s combined revenue and Adjusted EBITDA in Fiscal 2018 was $56.6 million and $5.8 million, respectively
•	Won a trial victory versus Apple Inc in Q3 2018 in the U.S. District Court for the Southern District of California regarding patents in WiLAN’s wireless portfolio
•	Initiated restructurings in Q3 2018 at IRD and in Q4 2018 at WiLAN, which combined are expected to save the Company approximately $6.0 million per year in operating expenses

“While 2018 was challenging in certain respects, we ended the year on a positive note in Q4 with strong revenue, Adjusted EBITDA and cash from operations,” said Doug Parker, President & CEO of Quarterhill. “Overall, tangible progress was made in a year that I would characterize as one of operational stabilization while continuing to make advancements on our diversification strategy. Adding new companies to our portfolio remains a primary objective of the strategy but ensuring that our existing portfolio companies are optimizing their performance is equally important. The restructurings we have undertaken at WiLAN and IRD are expected to save approximately $6.0 million per year in expenses and we believe the changes made will help those businesses to drive superior performance for years to come.”

“As part of our WiLAN restructuring, we have streamlined its operational structure. As a result, we have appointed Michael Vladescu, an industry veteran and long time WiLAN senior executive, to the

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position of President and Chief Executive Officer of the business, replacing Keaton Parekh. Mike was instrumental in building WiLAN’s very successful partnership program and has a proven track record of delivering tangible multi-year results for the organization. I look forward to working closely with Mike and the team as they continue to enhance our business opportunity in the evolving technology innovation and licensing marketplace. I want to thank Keaton for his contribution to our organization during his short tenure with WiLAN.”

“On the M&A side, the 2018 environment reflected somewhat of a seller’s market, but we still made good progress assembling our deal team, evolving our target focus and building our M&A ecosystem, which helped to generate strong deal flow and a growing pipeline of opportunities. With the strength and progress at both IRD and VIZIYA in 2018, we are seeing a number of smaller tuck-in opportunities suitable for enhancing those businesses, while also continuing to aggressively pursue other acquisition targets that meet our disciplined financial and operational criteria. Throughout 2019 we will remain focused on cash flow and expenses throughout all our businesses, in order to maintain a strong and sustainable balance sheet capable of supporting both our organic and acquisitive growth opportunities.”

“Finally, as we look to next quarter, we anticipate continued momentum from our operations, reflected in license deals such as SK hynix, and while we do not anticipate providing regular guidance on a quarterly basis, we do expect Quarterhill’s consolidated revenue for Q1 2019 to be in the range of $33-$36 million.”

Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share payable on April 5, 2019, to shareholders of record on March 22, 2019.

Business Strategy and Segments

Our acquisition strategy focuses primarily on financial metrics while remaining cognizant of broader technology and market trends as we build a portfolio of businesses that are characterized as having recurring revenue, free cash flow and profitable growth potential. Driven by the execution of a proven and disciplined acquisition strategy, we seek to enable shareholders to benefit from consolidation and convergence trends in today’s technology industry. As of December 31, 2018, the Company had investments in three segments: Licensing (WiLAN); Intelligent Systems (IRD); and Enterprise Software (VIZIYA).

Q4 and Fiscal 2018 Consolidated Financial Review

Quarterhill’s consolidated financial results for the three- and twelve-month periods ended December 31, 2018 include a full contribution from Wi LAN Inc. (“WiLAN”), International Road Dynamics Inc. (“IRD”) and VIZIYA Corp. (“VIZIYA”). The 2017 comparative period information for the twelve-month period ended December 31, 2017, includes a full contribution from WiLAN along with IRD’s results from operations for the period from June 1, 2017 to December 31, 2017 and VIZIYA’s results from operations for the period from May 4, 2017 to December 31, 2017.

Consolidated revenues for the three months ended December 31, 2018 were $25.4 million, compared to $22.6 million in the same period last year. The quarter-over-quarter increase was due

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to stronger performance at IRD and WiLAN. Consolidated revenues for Fiscal 2018 were $77.4 million, compared to $134.7 million in Fiscal 2017. The year-over-year decrease was primarily due to strong performance from WiLAN in Q3 2017 when it generated revenue of $72.6 million. IRD and VIZIYA’s combined revenue in Fiscal 2018 was $56.6 million compared to $34.1 million which they generated in Fiscal 2017 following their respective acquisitions by the Company.

Gross margin for the three months ended December 31, 2018 was $9.6 million, or 38%, compared to $8.7 million, or 38%, in the same period last year. Gross margin for Fiscal 2018 was $18.8 million, or 24%, compared to $85.4 million, or 63%, in Fiscal 2017. The year-over-year decrease in gross margin reflects the variability in WiLAN’s revenue noted above. Gross margin and gross margin percentage increased for both IRD and VIZIYA in Fiscal 2018 compared to Fiscal 2017.

Operating expenses for the three months ended December 31, 2018 were $30.7 million, compared to $23.7 million in the same period last year. Operating expenses for Fiscal 2018 were $77.3 million compared to $75.2 million in Fiscal 2017. Operating expenses increased in Fiscal 2018 due primarily to a full-year of operations from IRD and VIZIYA, $6.2 million of one-time restructuring charges and $16.6 million of non-cash charges related to an impairment loss on goodwill and an impairment loss on intangibles, offset in part by $26.3 million in non-cash charges related to a loss on disposal of intangible assets and impairment losses on intangibles in Fiscal 2017.

Adjusted EBITDA for the three months ended December 31, 2018 was $3.2 million, or $0.02 per basic Common Share, compared to $1.5 million, or $0.01 per basic Common Share, in the same period last year. The quarter-over-quarter increase in Adjusted EBITDA is primarily due to stronger performance from WiLAN and IRD. For Fiscal 2018, Adjusted EBITDA was ($10.6) million, or ($0.11) per basic Common Share, compared to $64.6 million, or $0.53 per basic Common Share, in Fiscal 2017. The year-over-year decrease in Adjusted EBITDA reflects the variability in the WiLAN business and the $72.6 million in revenue it generated in Q3 2017. For Fiscal 2018, Adjusted EBITDA combined for IRD and VIZIYA was $5.8 million compared to $3.8 million which they generated in Fiscal 2017 following their respective acquisitions by the Company.

Net loss for the three months ended December 31, 2018 was ($19.9) million, or ($0.17) per basic and diluted Common Share, compared to net loss of ($12.4) million, or ($0.10) per basic and diluted Common Share, in the same period last year. The quarter-over-quarter increase in net loss was due primarily to the $16.6 million of non-cash charges related to an impairment loss on goodwill and an impairment loss on intangibles in Q4 2018, offset in part by stronger performance from WiLAN and IRD in Q4 2018 and the $11.1 million of non-cash charges related to loss on disposal of intangibles and impairment loss on intangibles in Q4 2017. For Fiscal 2018, net loss was ($49.2) million, or ($0.41) per basic and diluted Common Share, compared to net income of $10.2 million, or $0.09 per basic and diluted Common Share, in Fiscal 2017. For Fiscal 2018, net loss increased due primarily to lower revenue from WiLAN, offset in part by improved overall operational performance at IRD and VIZIYA.

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Cash generated from operations for the three months ended December 31, 2018 was $9.6 million, compared to $49.2 million in the same period last year. Cash generated from operations for Fiscal 2018 was ($8.4) million compared to $70.0 million in Fiscal 2017. The quarter-over-quarter and year-over-year decreases in cash from operations are primarily due to lower revenue from WiLAN in 2018, offset in part by improved overall operational performance at IRD and VIZIYA in Fiscal 2018.

Cash and cash equivalents and short-term investments amounted to $67.3 million at December 31, 2018, compared to $62.4 million at the end of Q3 2018 and $86.6 million at December 31, 2017. The sequential quarterly increase is due to stronger performance from WiLAN and IRD in Q4 2018, while the decrease from the end of Fiscal 2017 is primarily due to lower overall revenue from WiLAN in Fiscal 2018.

The table below highlights financial performance for the Company’s Licensing, Intelligent Systems and Enterprise Software segments. For detailed results and discussion related to these segments, please refer to the Management’s Discussion and Analysis document, which will be filed on SEDAR and at www.quarterhill.com in the investor section.

	For the three months ended December 31, 2018
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$10,623	$12,541	$2,252	$-	$25,416
Cost of revenues (excluding depreciation and amortization)	7,742	7,805	314	-	15,861
	2,881	4,736	1,938	-	9,555
Selling, general and administrative expenses	599	2,753	1,593	1,087	6,032
Research and development expenses	-	429	448	-	877
Depreciation of property, plant and equipment	48	280	30	4	362
Amortization of intangibles	4,434	950	758	-	6,142
Impairment losses on intangibles	509	-	-	-	509
Impairment loss on goodwill	-	16,066	-	-	16,066
Special charges	2,498	115	-	(1,942)	671
Results from operations	(5,207)	(15,857)	(891)	851	(21,104)
Finance income	(33)	(2)	-	(402)	(437)
Finance expense	1	61	1	-	63
Foreign exchange loss (gain)	612	(392)	115	(453)	(118)
Other income	-	(58)	77	-	19
(Loss) income before taxes	(5,787)	(15,466)	(1,084)	1,706	(20,631)
Current income tax expense (recovery)	656	(92)	(137)	-	427
Deferred income tax (recovery) expense	(4,334)	(593)	(186)	3,984	(1,129)
Income tax (recovery) expense	(3,678)	(685)	(323)	3,984	(702)
Net loss	$(2,109)	$(14,781)	$(761)	$(2,278)	$(19,929)

Adjusted EBITDA	2,302	1,901	(89)	(951)	3,163

Other reconciling items:
Stock-based compensation	20	30	14	136	200
Dividends from joint venture	-	317	-	-	317

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	For the twelve months ended December 31, 2018
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$20,811	$45,051	$11,539	$-	$77,401
Cost of revenues (excluding depreciation and amortization)	27,539	29,594	1,441	-	58,574
	(6,728)	15,457	10,098	-	18,827
Selling, general and administrative expenses	2,598	10,250	6,723	7,421	26,992
Research and development expenses	-	2,022	1,549	-	3,571
Depreciation of property, plant and equipment	257	1,129	121	10	1,517
Amortization of intangibles	18,731	3,873	3,029	-	25,633
Impairment losses on intangibles	509	-	-	-	509
Impairment loss on goodwill	-	16,066	-	-	16,066
Special charges	2,498	2,435	-	(1,942)	2,991
Results from operations	(31,321)	(20,318)	(1,324)	(5,489)	(58,452)
Finance income	(36)	(11)	-	(912)	(959)
Finance expense	2	205	11	2	220
Foreign exchange loss (gain)	946	(556)	166	(748)	(192)
Other income	-	(942)	(192)	-	(1,134)
Loss before taxes	(32,233)	(19,014)	(1,309)	(3,831)	(56,387)
Current income tax expense (recovery)	1,793	66	(782)	1	1,078
Deferred income tax (recovery) expense	(11,262)	(1,731)	(935)	5,583	(8,345)
Income tax (recovery) expense	(9,469)	(1,665)	(1,717)	5,584	(7,267)
Net (loss) income	$(22,764)	$(17,349)	$408	$(9,415)	$(49,120)

Adjusted EBITDA	(9,280)	3,793	2,011	(7,161)	(10,637)

Other reconciling items:
Effect of deleted deferred revenue	-	167	147	-	314
Stock-based compensation	46	124	38	260	468
Dividends from joint venture	-	317	-	-	317

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	For the three months ended December 31, 2017
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$8,427	$10,820	$3,378	$-	$22,625
Cost of revenues (excluding depreciation and amortization)	5,834	7,846	289	-	13,969
	2,593	2,974	3,089	-	8,656
Selling, general and administrative expenses	1,006	2,368	1,529	1,950	6,853
Research and development expenses	-	722	373	-	1,095
Depreciation of property, plant and equipment	78	134	27	1	240
Amortization of intangibles	4,514	984	757	-	6,255
Loss on disposal of intangibles	6,726	-	-	-	6,726
Impairment losses on intangibles	4,350	-	-	-	4,350
Special charges	-	-	-	(1,806)	(1,806)
Results from operations	(14,081)	(1,234)	403	(145)	(15,057)
Finance income	(147)	(2)	-	(9)	(158)
Finance expense	6	59	4	-	69
Foreign exchange loss (gain)	41	134	(1)	94	268
Other income	-	(90)	-	-	(90)
(Loss) income before taxes	(13,981)	(1,335)	400	(230)	(15,146)
Current income tax (recovery) expense	(55)	(57)	424	-	312
Deferred income tax expense (recovery)	11,591	(841)	(270)	(13,573)	(3,093)
Income tax expense (recovery)	11,536	(898)	154	(13,573)	(2,781)
Net (loss) income	$(25,517)	$(437)	$246	$13,343	$(12,365)

Adjusted EBITDA	1,586	351	1,361	(1,814)	1,484

Other reconciling items:
Effect of deleted deferred revenue	-	107	174	-	281
Increased costs from inventory step-up	-	108	-	-	108
Stock-based compensation	(1)	76	-	136	211
Effect of deleted prepaid expense	-	176	-	-	176

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	For the twelve months ended December 31, 2017
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$100,645	$27,023	$7,043	$-	$134,711
Cost of revenues (excluding depreciation and amortization)	29,478	18,646	1,185	-	49,309
	71,167	8,377	5,858	-	85,402
Selling, general and administrative expenses	6,490	5,870	3,310	4,300	19,970
Research and development expenses	-	1,883	1,372	-	3,255
Depreciation of property, plant and equipment	339	627	89	2	1,057
Amortization of intangibles	20,611	2,292	2,019	-	24,922
Loss on disposal of intangibles	21,916	-	-	-	21,916
Impairment losses on intangibles	4,350	-	-	-	4,350
Special charges	-	-	-	(294)	(294)
Results from operations	17,461	(2,295)	(932)	(4,008)	10,226
Finance income	(614)	(3)	-	(86)	(703)
Finance expense	932	113	10	(2)	1,053
Foreign exchange (gain) loss	(475)	829	42	(600)	(204)
Other income	-	(390)	-	-	(390)
Income (loss) before taxes	17,618	(2,844)	(984)	(3,320)	10,470
Current income tax expense	6,461	276	458	-	7,195
Deferred income tax expense (recovery)	3,722	(1,761)	(755)	(8,157)	(6,951)
Income tax expense (recovery)	10,183	(1,485)	(297)	(8,157)	244
Net income (loss)	$7,435	$(1,359)	$(687)	$4,837	$10,226

Adjusted EBITDA	64,733	1,868	1,884	(3,868)	64,617

Other reconciling items:
Effect of deleted deferred revenue	-	214	708	-	922
Increased costs from inventory step-up	-	689	-	-	689
Stock-based compensation	56	175	-	432	663
Effect of deleted prepaid expense	-	(10)	-	-	(10)
Dividend from joint venture	-	176	-	-	176

Conference Call and Webcast

Quarterhill will host a conference call to discuss its financial results today at 10:00 AM Eastern Time.

Webcast Information

The live audio webcast will be available at:

https://event.on24.com/wcc/r/1933492/07CD54500990DF0B84400CBDE7F150C1.

Dial-in Information

•	To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)
•	To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at:

https://event.on24.com/wcc/r/1933492/07CD54500990DF0B84400CBDE7F150C1.

Telephone replay will be available from 1:00 PM ET on February 28, 2019 until 11:59 PM ET on March 7, 2019 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).

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Non-GAAP Disclosure*

Quarterhill follows U.S. GAAP in preparing its interim and annual financial statements. We use the term “Adjusted EBITDA” to mean net income (loss) from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization and impairment of intangibles; (iv) special charges and other one-time items; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired; (viii) stock based compensation; (ix) foreign exchange (gain) loss; and (x) equity in earnings and dividends from joint ventures. Adjusted EBITDA is used by Quarterhill management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. ADJUSTED EBITDA SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill's February 28, 2019 annual information form for the year ended December 31, 2018 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com and as part of Quarterhill’s Form 40-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission and available at www.sec.com. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwanDave Mason

Chief Financial OfficerInvestor Relations

T: 613.688.4898T: 613.688.1693

E: smcewan@quarterhill.comE: ir@quarterhill.com

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Quarterhill Inc.
Consolidated Statements of Operations
(in thousands of United States dollars, except share and per share amounts)

	For the three months ended,		For the year ended,
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Revenues	$25,416	$22,625	$77,401	$134,711
Cost of revenues (excluding depreciation and amortization)	15,861	13,969	58,574	49,309
Gross margin (excluding depreciation and amortization)	9,555	8,656	18,827	85,402
Operating expenses
Depreciation of property, plant and equipment	362	240	1,517	1,057
Amortization of intangibles	6,142	6,255	25,633	24,922
Selling, general and administrative	6,032	6,853	26,992	19,970
Research and development	877	1,095	3,571	3,255
Loss on disposal of intangibles	-	6,726	-	21,916
Impairment losses on intangibles	509	4,350	509	4,350
Impairment loss on goodwill	16,066	-	16,066	-
Special charges	671	(1,806)	2,991	(294)
	30,659	23,713	77,279	75,176
Results from operations	(21,104)	(15,057)	(58,452)	10,226

Finance income	(437)	(158)	(959)	(703)
Finance expense	63	69	220	1,053
Foreign exchange (gain) loss	(118)	268	(192)	(204)
Other (income) expense	19	(90)	(1,134)	(390)
Income (loss) before taxes	(20,631)	(15,146)	(56,387)	10,470

Current income tax expense	427	312	1,078	7,195
Deferred income tax recovery	(1,129)	(3,093)	(8,345)	(6,951)
Income tax (recovery) expense	(702)	(2,781)	(7,267)	244
Net (loss) income	$(19,929)	$(12,365)	$(49,120)	$10,226

Net (loss) income per share
Basic and fully diluted	$(0.17)	$(0.10)	$(0.41)	$0.09

Weighted average number of common shares
Basic	118,642,749	118,555,989	118,607,569	119,245,581
Fully diluted	118,642,749	118,555,989	118,615,683	119,245,581

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Quarterhill Inc.
Supplemental Information to Consolidated Statement of Operations
(in thousands of United States dollars, except share and per share amounts)

	For the three months ended,		For the year ended,
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Revenues
Licenses	$10,646	$10,083	$23,544	$101,553
Systems	9,495	7,815	29,252	17,641
Services	589	592	2,629	2,086
Recurring	4,686	4,135	21,976	13,431
Total Revenues	$25,416	$22,625	$77,401	$134,711

Cost of revenues (excluding depreciation and amortization)
License	$7,775	$5,853	$27,702	$29,559
Systems	5,553	5,242	18,945	11,880
Services	281	270	1,276	1,091
Recurring	2,252	2,604	10,651	6,779
Total cost of revenues (excluding depreciation and amortization)	$15,861	$13,969	$58,574	$49,309

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Quarterhill Inc.
Consolidated Statements of Comprehensive (Loss) Income
(in thousands of United States dollars)

	For the three months ended,		For the year ended,
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Net (loss) income	$(19,929)	$(12,365)	$(49,120)	$10,226

Other comprehensive (loss) income:
Foreign currency translation adjustment	(2,021)	144	(3,868)	3,886
Comprehensive (loss) income	$(21,950)	$(12,221)	$(52,988)	$14,112

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Quarterhill Inc.
Consolidated Balance Sheets
(in thousands of United States dollars)
As at	December 31, 2018	December 31, 2017
Current assets
Cash and cash equivalents	$63,929	$81,818
Short-term investments	1,139	1,236
Restricted short-term investments	2,200	3,500
Accounts receivable	10,812	19,298
Other current assets	91	13
Unbilled revenue	3,990	3,045
Income taxes receivable	198	144
Inventories	5,960	5,083
Prepaid expenses and deposits	2,332	4,129
	90,651	118,266
Non-current assets
Accounts receivable	415	-
Property, plant and equipment	2,655	3,801
Intangible assets	87,425	114,944
Investment in joint venture	3,822	3,383
Deferred income tax assets	27,141	20,195
Goodwill	25,303	42,587
TOTAL ASSETS	$237,412	$303,176

Liabilities
Current liabilities
Bank indebtedness	$2,598	$3,568
Accounts payable and accrued liabilities	18,103	20,487
Income taxes payable	-	599
Contingent consideration	929	-
Current portion of patent finance obligation	-	4,090
Current portion of deferred revenue	4,670	6,733
Current portion of long-term debt	299	115
	26,599	35,592
Non-current liabilities
Contingent consideration	-	4,474
Deferred revenue	1,435	884
Long-term debt	173	401
Deferred income tax liabilities	4,337	7,291
TOTAL LIABILITIES	32,544	48,642
Shareholders’ equity
Capital stock	419,111	418,873
Additional paid-in capital	22,957	22,489
Accumulated other comprehensive income	16,243	20,111
Deficit	(253,443)	(206,939)
	204,868	254,534
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$237,412	$303,176

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Quarterhill Inc.
Consolidated Statements of Cash Flows
(in thousands of United States dollars)

	For the three months ended,		For the year ended,
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Cash generated from (used in):
Operations
Net (loss) income	$(19,929)	$(12,365)	$(49,120)	$10,226
Non-cash items
Stock-based compensation	200	211	468	663
Depreciation and amortization	6,503	6,495	27,150	25,979
Foreign exchange loss (gain)	188	(101)	299	(267)
Equity in earnings from joint venture	(58)	(90)	(942)	(390)
Loss on disposal of intangible	-	6,726	-	21,916
Impairment losses on intangibles	509	4,350	509	4,350
Impairment loss on goodwill	16,066	-	16,066	-
Contingent consideration adjustment	(3,545)	(1,976)	(3,545)	(1,976)
Gain on disposal of assets	-	(4)	(24)	(9)
Deferred income tax recovery	(1,129)	(3,093)	(8,345)	(6,951)
Accrued investment income	-	1,000	-	1,772
Embedded derivatives	(75)	18	(78)	39
Changes in non-cash working capital balances	10,829	48,025	9,178	14,603
Cash generated from (used in) operations	9,559	49,196	(8,384)	69,955
Financing
Dividends paid	(1,136)	(1,162)	(4,605)	(4,563)
Long-term accounts receivable	(415)	-	(415)	-
Bank indebtedness	(3,076)	(576)	(970)	1,348
Repayment of long-term debt	48	(38)	(44)	(434)
Common shares repurchased under normal course issuer bid	-	-	-	(552)
Common shares issued for cash from Employee Share Purchase Plan	-	35	27	68
Cash used in financing	(4,579)	(1,741)	(6,007)	(4,133)
Investing
Business combinations	-	-	-	(67,415)
Dividends received from joint venture	317	176	317	176
Sales (purchase) of restricted short-term investments	1,300	-	1,300	(3,500)
Proceeds from sale of property, plant and equipment	-	13	54	13
Purchase of property and equipment	(156)	(143)	(575)	(399)
Repayment of patent finance obligations	-	(1,389)	(4,167)	(19,556)
Purchase of intangibles	(19)	(138)	(133)	(150)
Cash generated from (used in) investing	1,442	(1,481)	(3,204)	(90,831)
Foreign exchange (loss) gain on cash held in foreign currency	(191)	27	(294)	274
Net increase (decrease) in cash and cash equivalents	6,231	46,001	(17,889)	(24,735)
Cash and cash equivalents, beginning of period	57,698	35,817	81,818	106,553
Cash and cash equivalents, end of period	$63,929	$81,818	$63,929	$81,818

Press release

Quarterhill Inc.
Consolidated Statements of Shareholders' Equity
(in thousands of United States dollars)

	Capital Stock	Additional paid in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - January 1, 2017	$419,485	$21,036	$16,225	$(212,602)	$244,144

Comprehensive income:
Net income	-	-	-	10,226	10,226
Other comprehensive income	-	-	3,886	-	3,886
Shares and options issued:
Stock-based compensation expense	-	663	-	-	663
Shares issued upon acquisition	662	-	-	-	662
Sale of shares under Employee Share Purchase Plan	68	-	-	-	68
Shares repurchased under normal course issuer bid	(1,342)	790	-	-	(552)
Dividends declared	-	-	-	(4,563)	(4,563)
Balance - December 31, 2017	$418,873	$22,489	$20,111	$(206,939)	$254,534

Balance - December 31, 2017	$418,873	$22,489	$20,111	$(206,939)	$254,534
Adoption of ASU 2014-09	-	-	-	4,272	4,272
Adoption of ASU 2016-16	-	-	-	2,949	2,949
Balance - January 1, 2018	418,873	22,489	20,111	(199,718)	261,755

Comprehensive loss:
Net loss	-	-	-	(49,120)	(49,120)
Other comprehensive loss	-	-	(3,868)	-	(3,868)
Shares and options issued:
Stock-based compensation expense	-	468	-	-	468
Conversion of deferred stock units to common shares	211	-	-	-	211
Sale of shares under Employee Share Purchase Plan	27	-	-	-	27
Dividends declared	-	-	-	(4,605)	(4,605)
Balance - December 31, 2018	$419,111	$22,957	$16,243	$(253,443)	$204,868

Press release

Quarterhill Inc.
Reconciliations of GAAP Net Income (Loss) to Adjusted EBITDA
(in thousands of United States dollars, except share and per share amounts)

	For the three months ended,		For the year ended,
Adjusted EBITDA	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Net (loss) income	$(19,929)	$(12,365)	$(49,120)	$10,226
Adjusted for:
Income tax (recovery) expense	(702)	(2,781)	(7,267)	244
Foreign exchange (gain) loss	(118)	268	(192)	(204)
Finance expense	63	69	220	1,053
Finance income	(437)	(158)	(959)	(703)
Special charges	671	(1,806)	2,991	(294)
Amortization of intangibles	6,142	6,255	25,633	24,922
Loss on disposal of intangibles	-	6,726	-	21,916
Impairment losses on intangible assets	509	4,350	509	4,350
Impairment loss on goodwill	16,066	-	16,066	-
Depreciation of property, plant and equipment	362	240	1,517	1,057
Effect of deleted deferred revenue	-	281	314	922
Increased costs from inventory step-up	-	108	-	689
Effect of deleted prepaid expenses	-	-	-	(10)
Stock-based compensation	200	211	468	663
Dividend from joint venture	317	176	317	176
Other expense (income)	19	(90)	(1,134)	(390)
Adjusted EBITDA	$3,163	$1,484	$(10,637)	$64,617

Adjusted EBITDA per share
Net (loss) income	$(0.17)	$(0.10)	$(0.42)	$0.09
Adjusted for:
Income tax (recovery) expense	(0.01)	(0.02)	(0.07)	0.01
Foreign exchange (gain) loss	-	-	-	-
Finance expense	-	-	-	0.01
Finance income	-	-	-	-
Special charges	0.01	(0.02)	0.03	(0.01)
Amortization of intangibles	0.05	0.05	0.21	0.20
Loss on disposal of intangibles	-	0.06	-	0.19
Impairment losses on intangible assets	-	0.04	-	0.04
Impairment loss on goodwill	0.14	-	0.14	-
Depreciation of property, plant and equipment	-	-	-	-
Effect of deleted deferred revenue	-	-	-	-
Increased costs from inventory step-up	-	-	-	-
Effect of deleted prepaid expenses	-	-	-	-
Stock-based compensation	-	-	-	-
Dividend from joint venture	-	-	-	-
Other expense (income)	-	-	-	-
Adjusted EBITDA per share	$0.02	$0.01	$(0.11)	$0.53

Weighted average number of Common Shares
Basic	118,642,749	118,555,989	118,607,569	119,245,581